

INVEST IN **THRIVELAB**

Profitable, AI-powered healthcare company focused on hormone health, nutrition and mental well-being

thrivelab.com   Los Angeles, CA   in ▶ f ⊙ 🔊 ♪

| Technology | Mobile Apps |
| Subscription | Health & Fitness |

Highlights

1   Profitable, AI Powered Healthcare Platform with In-Network Contracts Covering 150M Lives

2   Patent Pending AI Engine cut industry standard time to care by 76% and cost of care by 64%

3   Multi-specialty care team, pairing patient w/ a provider, nutritionist and licensed therapist.

4   6 million raised to date from founders and investors

5 — Recurring revenue model, exceeding $6M ARR (206% YOY Growth) and 63% Gross Margins

6 — ♂Scalable acquisition model: 4 Month CAC payback and 95% subscription retention rate.

7 — ☿Experienced eadership team with multiple exits and experience scaling global brands

8 — Preferred stock @ $15M pre-money valuation with 1.5x liquidation preference

Featured Investor



Anthony J Stanganelli
Syndicate Lead

[Follow]

Invested $25,000 ⓘ

"I have personal experience with the company. I am a patient, and they are top notch. The nurse practitioner I work with, and the support staff are second to none. I further am in line with their vision to deliver high quality bio identical hormones at an affordable price making them available to a much broader range of consumers or patients. Thrivelab is helping to bring hormone therapy, but not your average hormone therapy, bioidentical hormone therapy which is easier on your body, easier on..."

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Our Team



Joshua Host CEO, Co-Founder, Board Member

Joshua Host is a mission driven founder that has created over $200 million in enterprise value and exits. Josh is a servant leader dedicated to scaling purpose built teams with the objective of changing the world. MBA from Pepperdine.

After a life altering brain injury our CEO was unable to find resolution. This led to the startling discovery that 84 million people are suffering from hormone imbalances. Sadly only 12% will find care. The balance will be misdiagnosed or rejected for care. The symptoms are crippling and chronic. It's our mission to help these humans.



Dr. Nayan Patel Chief Clinical Officer, Co-Founder

Dr. Nayan Patel is an internationally-recognized scientist, consultant, and lecturer on regenerative medicine. Dr. Patel has served over 250k patients with hormone health plans. PharmD from USC.

with hormone health plans. PharmD from USC.



Dr. Ryan Jones   Chief Medical Director, Co-Founder

Dr. Ryan Jones completed his medical education at UT Southwestern Medical School and subsequently focused his efforts on obtaining a broad base of clinical experience at multiple levels and stages of healthcare delivery.



Rahula Kochar   Chief Technology Officer, Co-Founder

Rahula Kochar has two decades of experience building award-winning healthcare technology platforms to improve patient outcomes.



Dushan Batrovic   Chief Financial Officer

A founder, investor and CFO with over 20 years of tech company experience. Engineering degree, MBA and CPA certified.

Pitch



After personally experiencing this gap in care, I was compelled to take action

2

72%

Only

of Americans

12%

Aged 35-65 Suffer From
Hormone Imbalance

Find Treatment Due To High
Cost And Lack Of Access





thrivelab

We assembled a team of multi-disciplinary founders and leaders

Led By Mission-Driven Founders and a Veteran Leadership Team with 25 Years of Healthcare, Technology & Consumer experience.

    

| **Jordan Colwell**
VP of Operations | **Dr. Ryan Jones**
Chief Medical Director | **Taylor Zentz**
VP of Marketing | **Rahula Kochar**
Chief Technology Officer | **Dr. Bimisa Renteria**
Director of Clinicians |

    

| **Joshua Host**
Chief Executive Officer | **Dr. Nayan Patel**
Chief Scientific Officer | **Lindsay Blumeyer**
VP of Patient Care | **Dushan Batrovic**
Chief Financial Officer | **Jennifer While**
VP of Clinical Support |

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Leveraged protocol insights from 250k patient interactions

We Built An AI Powered Telehealth Platform to Make Hormone Health Accessible and Affordable Nationwide.

Reduced time to treatment by	**76%**	**3k**	Subscribed Patients
Reduced cost of treatment by	**64%**	**4.8**	TrustPilot 700+ 5 Star reviews
On time Rx delivery	**97%**	**$5M**	2023 sales (up 206%)

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Our differentiated multi-specialty care team approach drives better outcomes

Hormone, Nutrition & Life Plan All Focused On Alleviating Your Perimenopause & Menopause Symptoms


Multi-Disciplinary Care Team


Angela Garcia RDN, CSOWM, LD


Dr. Trent Nguyen PHD



Wholistic Healthcare
Care Team
- Covered by Insurance
- Hormone Health
- Virtual Care
- Personalized Plans
- Telehealth
- On Demand Care

Nutrition Coaching
Registered Dietitian Nutritionist
- Covered by Insurance
- Behavior Modification
- Goal Setting
- Meal Planning
- Food Logging
- Accountability

Life Coaching
Licensed Therapist & Life Coach
- Covered by Insurance
- Behavior Modification
- Emotional Regulation
- Life Management Tools
- Workbook Assignments
- Group Classes

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With multiple streams of recurring revenue



Monthly Subscription
Includes:
- Dedicated Care Team
- On-Demand Care
- Proactive Plan Optimizer
- Symptom Tracker
- Rx Management

Medications
Bioidentical Hormone Replacement Therapy

Thyroid

Clinical Copays
Covering sessions with:
- Hormone Specialist
- Registered dietician
- Mental health therapist
- Primary care provider

Insurance Reimbursement
In-network contracts

BlueCross BlueShield · Medicare
aetna · United Healthcare
cigna healthcare · + More Soon

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44% of Churned patients cited desire to use insurance.



So We Secured In-Network Insurance Contracts Covering 94% Of Our Patients And 150M+ Lives.

BlueCross BlueShield · United Healthcare · aetna · cigna healthcare · Medicare

| Retention Improved 25% | CAC Down 45% | LTV Up 35% |

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Line expansion & Insurance reimbursement nearly tripled our LTV/CAC



CURRENT
7.5X

6 MONTHS AGO
2.8X



LTV / CAC
Based on revenue

4.7X
LTV / CAC
Based on gross profit



LTV / CAC
Based on revenue

1.8X
LTV / CAC
Based on gross profit

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Patients kept asking for Primary Care services and we saw a big opportunity



Patients Are Disenfranchised With Long Wait Times And Impersonal Service

100 Million	17,325	26 Days
US population in Health Professional Shortage Areas for Primary Care	Practitioners needed to fill the gap	Average wait time for primary care service

Thrivelab Launches Primary Care Beta For Existing Patients

- ✅ Provides patients with the One-Stop-Shop they have been asking for.
- ✅ Alleviates the Primary Care Provider as our largest competitor for hormone health.
- ✅ Creates hub and spoke for referrals to Thrivelab specialty providers.
- ✅ Improves LTV/CAC by 1.25x

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Current healthcare model is non-collaborative with siloed data



Thrivelab's Integrated Approach Aligns Providers Around Patient Objectives and Unlocks Data to Leverage AI

Customer Convenience
Unified access to care and health information under one patient portal

Better Health Outcomes
Proprietery health data fuels our AI engine: more data = better outcomes

Primary Care Data · Hormone Health Data · Mental Health Data

Thrivelab AI Engine

Dermatology Data · Lab Data · Nutrition Data

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